UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
ESS Tech, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-39525	98-1550150
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26440 SW Parkway Ave., Bldg. 83
Wilsonville, Oregon 97070
(Address of principal executive offices, including zip code)

Kelly F. Goodman
Vice President of Legal & Secretary
(855) 423-9920
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure

ESS Tech, Inc. (the “Company” or “ESS”) is submitting this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report filed herewith for the calendar year ended December 31, 2022, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). All terms used but not defined in this report shall have the meanings ascribed to them in the Rule or Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.

A copy of the Company’s investigation regarding Conflict Minerals in its supply chain is described in the Conflict Minerals Report attached hereto as Exhibit 1.01 and is available on the Company’s website at https://investors.essinc.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Rule, the Company is filing the Conflict Minerals Report attached as Exhibit 1.01 to this report. A copy of this Form SD and the attached Conflict Minerals Report are publicly available at: https://investors.ess.com.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD and incorporated by reference herein.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of ESS Tech, Inc. for the year ended December 31, 2022, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ESS TECH, INC.

Date: May 24, 2023	By:	/s/ Kelly F. Goodman
	Name:	Kelly F. Goodman
	Title:	Vice President of Legal & Secretary